650 Page Mill Road Palo Alto, CA 94304-1050
PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

September 9, 2016

Via EDGAR and Overnight Delivery

Division of Corporation Finance
U.S. Securities & Exchange Commission
Mail Stop 3030
100 F Street, N.E.
Washington, D.C. 20549
Attention:     Amanda Ravitz
Caleb French
Daniel Morris
Dennis Hult
Kate Tillan

Re:	Quantenna Communications, Inc.
Amendment No. 2 to
Draft Registration Statement on Form S-1
Submitted August 18, 2016
CIK No. 0001370702
Ladies and Gentlemen:
On behalf of our client, Quantenna Communications, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated September 2, 2016, relating to the above referenced Draft Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement. For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter as well as both clean copies of the Registration Statement and copies marked to show all changes from the version confidentially submitted on August 18, 2016.
In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Registration Statement submitted on August 18, 2016), all page references herein correspond to the page of the revised draft of the Registration Statement.

AUSTIN BEIJING BRUSSELS GEORGETOWN, DE HONG KONG LOS ANGELES NEW YORK
PALO ALTO SAN DIEGO SAN FRANCISCO SEATTLE SHANGHAI WASHINGTON, DC

Securities and Exchange Commission
September 9, 2016

Prospectus Summary, page 1
Industry Challenges, page 3

1.
We note your revised disclosure in response to prior comment 4. Please expand your response to more fully address the implications presented by competing technologies. For example, given your disclosure that all competitors design their products in accordance with the same IEEE standards and that differentiation occurs by quickly introducing products supporting advanced specifications, please explain how long the “first-mover advantage” can be expected to last. As another example, if competitors offer a wider array of products, please more clearly explain how focusing on advanced optional specifications aides in your competitive position. Your revised disclosure should clearly inform investors about the competitive conditions such that investors may understand how your business engages in its industry.

In response to the Staff’s comment, we have revised the disclosure on pages 4, 5, 67 and 68 to more fully address the implications presented by competing technologies.
Business, page 64
Automated Network Management, page 68

2.	Please revise your prospectus, where appropriate, to include the information contained in your supplemental response to prior comment 18.
In response to the Staff’s comment, we have revised the disclosure on page 23 to include the information contained in the Company’s supplemental response to prior comment 18.
Manufacturing, page 73

3.
We note your response to prior comment 20. However, please reconcile your statement that your terms are “generally consistent” with typical industry practice with your statement that the terms vary from customer to customer.

We respectfully advise the Staff that the Company believes its statement that its terms and conditions with its customers are generally consistent with industry practice does not conflict with its statement that its terms and conditions vary from customer to customer.  Each customer is not subject to identical terms and conditions.  The Company has negotiated specific terms and conditions with various customers, but the negotiated terms and conditions are generally within a range that the Company considers to be within typical industry practice.  For example, it is general industry practice to provide restrictions on a customer’s right to reschedule orders prior to shipment.  However, the terms and conditions with certain customers may permit rescheduling once per order, whereas other customers may be entitled to reschedule twice per order. The Company believes that the right to reschedule orders either once or twice per order is within the range of general industry practice.  In addition, the Company does not believe a detailed listing of the terms and conditions applicable to each customer would be material to an investor’s overall understanding of the Company or a decision to invest in the Company’s securities. We respectfully advise the Staff that the

Securities and Exchange Commission
September 9, 2016

Company has reviewed its purchase orders and the applicable terms and conditions, and does not believe that any of such agreements constitutes a material agreement to be filed as an exhibit to the Registration Statement pursuant to Regulation S-K Item 601(b)(10). Each of these agreements is such as ordinarily accompany the kind of business conducted by the Company, and the Company’s business is not substantially dependent on any single agreement. The Company will continue to review its current and future agreements and will file any such agreements as exhibits to future filings if and as required by Regulation S-K Item 601.
Certain Relationships and Related Party Transactions, page 96
Agreement with RUSNANO, page 97

4.
We note your revised disclosure in response to prior comment 21. Please revise to disclose your material rights and obligations, other than the funding requirements, that will remain post‑offering. Provide similar disclosure regarding the rights and obligations of RUSNANO and its affiliates.

In response to the Staff’s comment, we have revised the disclosure on page 99 to disclose the material rights and obligations of the Company, RUSNANO and its affiliates that will remain post-offering.

5.
While we note the final sentence of this section, please revise to clarify whether the Period 2 funding requirement was met. In this regard, we note that your disclosure appears to be made as of a date prior to the Period 2 deadline.

In response to the Staff’s comment, we have revised the disclosure on page 99 to clarify that the Period 2 funding requirement was met.
Exhibits

6.
We note that exhibit 10.17 contains reference to monitoring regulations and a Rusco account control agreement. Please submit these documents and any other related agreements with your next amendment or advise as to why you believe it is unnecessary. In addition, please confirm that Exhibit A to Exhibit 10.17 has been filed.

We respectfully advise the Staff that Exhibit A to Exhibit 10.17 (“Exhibit A”) has been filed and is located on page 26 of Exhibit 10.17 under the heading “RUSCO ISSUES.” The Company's original letter agreement with RUSNANO (the “Letter Agreement”) did not specifically label the heading to Exhibit A as “Exhibit A.” The Company believes it is not necessary to file the monitoring regulations or the RusCo Account Control Agreement referenced in the Letter Agreement as an exhibit to the Registration Statement because such documents do not constitute material agreements within the meaning of Regulation S-K Item 601(b)(10) and are not schedules to the Letter Agreement itself. The monitoring regulations contain procedural requirements for implementing the operating restrictions otherwise applicable to the Company per the terms of the Letter Agreement, and do not materially change the nature of such operating restrictions. As such, these regulations do not constitute material agreements in and of themselves, and are not material to an understanding of the Letter Agreement. For example, as detailed in Exhibit A, the Letter Agreement provides that RUSNANO’s approval is required for the Russian subsidiary of the Company (“RusCo”) to

Securities and Exchange Commission
September 9, 2016

enter into or modify bank account agreements, and that funds may only be debited from such accounts in accordance with the quarterly budget approved by the RusCo board of directors. While the monitoring regulations contain further details about the mechanics of such approvals, they do not create any material rights or obligations that are not reflected in the Letter Agreement. The RusCo Account Control Agreement was entered into between a third party bank and RusCo and is not material to the Company. Such agreement merely documents RusCo’s third party banking relationship and governs various procedural matters, and is not material to an understanding of the Letter Agreement.

* * *

Securities and Exchange Commission
September 9, 2016

Please direct any questions regarding the Company’s responses or the revised draft of the Registration Statement to me at (650) 493-9300 or jsheridan@wsgr.com.
Sincerely,
WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ John T. Sheridan

John T. Sheridan

cc:    Sam Heidari, Quantenna Communications, Inc.
Tom MacMitchell, Quantenna Communications, Inc.
Arthur F. Schneiderman, Wilson Sonsini Goodrich & Rosati, P.C.
Alan F. Denenberg, Davis Polk & Wardwell LLP